EXHIBIT 99.2

PROXY FORM

FOR OUR ANNUAL GENERAL SHAREHOLDER MEETING ON MAY 9, 2013

THE PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT

Our annual general shareholder meeting (Meeting) will be held at 9:30 a.m. (Eastern time) on Thursday, May 9, 2013 at the TIFF Bell Lightbox, Reitman Square, 350 King Street West, Toronto, Ontario, in Cinema 1.

This information sheet and its reverse side provide important information to help you complete your proxy form. The proxy form is attached to this information sheet (see pages 1 and 2) and can be easily separated by tearing along the perforated line.

YOUR VOTE IS IMPORTANT

As a shareholder, you have the right to vote your shares on electing directors, appointing the auditors, considering an advisory vote on executive compensation and considering five shareholder proposals, and any other items that may properly come before the Meeting. You can vote your shares by proxy or in person at the Meeting or any adjournment. If you receive more than one proxy form, please complete, date, sign and return each one.

IF YOU ARE VOTING IN PERSON AT THE MEETING

Do not complete the proxy form.

VOTING BY PROXY

This is the easiest way to vote. Voting by proxy means that you are giving the person named in section A of the proxy form (the proxyholder) the authority to vote your shares for you. If you are voting by proxy, Canadian Stock Transfer Company Inc. (CST) or other agents we appoint must receive your signed proxy form by 4:45 p.m. (Eastern time) on Wednesday, May 8, 2013. There are five ways to vote by proxy. See the reverse side of this information sheet for details.

SPECIAL NEEDS

Please let us know if you need any special assistance at the Meeting by calling CST at 1-800-561-0934.

In the proxy form, you and your refer to the holder of BCE Inc. common shares. We, us, our, the Corporation and BCE refer to BCE Inc.
Note: The proxy form attached to this information sheet is also to be used by participants in the Corporation’s Employees Savings Plan (ESP).

CONTROL NUMBER

To accelerate the registration of shareholders, please have these instructions with you and present them to the shareholders registration desk before you enter the Meeting.

RECEIVING DOCUMENTS ELECTRONICALLY

FIVE WAYS
TO VOTE BY PROXY

ON THE INTERNET
Go to CST’s website at www.proxypush.ca/bce and follow the instructions on screen. You will need your 12-digit control number, found on the left.

BY TELEPHONE
Call 1-866-390-6280 (toll-free in Canada and the United States) or 514-317-2868 (International Direct Dial) from a touch-tone phone and follow the instructions.

You will need your 12-digit control number, found on the left.

If you choose to vote by telephone, you cannot appoint anyone other than the directors named in section A of the proxy form as your proxyholder.

BY FAX
Detach the proxy form (pages 1 and 2) from the information sheet by tearing along the perforated line.

Complete the proxy form, ensuring that you sign and date it, and fax both pages in one transmission to 1-866-781-3111 (toll-free in Canada and the United States) or 416-368-2502 (outside Canada and the United States).

BY MAIL
Detach the proxy form (pages 1 and 2) from the information sheet by tearing along the perforated line.

Complete the proxy form, ensuring that you sign and date it, and return it in the envelope we have provided.

BY APPOINTING ANOTHER PERSON TO GO TO THE MEETING AND VOTE YOUR SHARES FOR YOU
This person does not have to be a shareholder.

Strike out the four names that are printed in section A of the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the form and return it to CST as instructed.

Make sure that the person you appoint is aware that he or she has been appointed and attends the Meeting.

At the Meeting, he or she should see a representative of CST at one of their tables.

You can choose to receive future shareholder communications electronically.

FASTER
Receive your documents earlier

CLEANER
Save trees, energy and water, and reduce air emissions

CHEAPER
Reduce your company printing and postage costs

To sign up, visit our website at www.bce.ca, click on the “2013 Annual General Shareholder Meeting” banner, then click on the “Sign up for electronic delivery” link and follow the instructions.

If you do not sign up for this service, we will continue to send you documents by mail.

CONTROL NUMBER You will need this number to vote on the Internet or by telephone:

CST acts as the administrative agent for CIBC Mellon Trust Company

Our annual general shareholder meeting
will be held at 9:30 a.m. (Eastern time)
on Thursday, May 9, 2013 at:

TIFF Bell Lightbox
Reitman Square, 350 King St. W., Cinema 1
Toronto, Ontario

Beverages will be served.

P. 1

THIS IS YOUR PROXY FORM
FOR BCE ANNUAL GENERAL
SHAREHOLDER MEETING
ON MAY 9, 2013

THE PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT

If you intend to vote by fax or by mail, detach this proxy form by tearing along the perforated line, and complete it, ensuring that you sign and date it in order to exercise your right to vote your shares or to appoint someone else to vote your shares for you at the Meeting. If you wish to vote on the Internet or by telephone, refer to the instructions on the previous page.

This form revokes all proxy forms (with respect to the same shares) you have previously signed that relate to the Meeting. It will only be accepted as a valid proxy if it remains intact and has been signed. If you have any questions about completing this proxy form, please call CST Phoenix Advisors at 1-866-822-1244 for service in English or in French.

A COMPLETE THIS SECTION TO APPOINT A PROXYHOLDER

APPOINTING A PROXYHOLDER

By completing this proxy form, you are appointing as your proxyholder

Mr. George A. Cope,
Mr. Thomas C. O’Neill,
Mr. André Bérard, or
Ms. Carole Taylor

who are directors of the Corporation, unless you appoint someone else.

Your proxyholder will attend the Meeting and vote your shares on your behalf. Your proxyholder:

  has the same rights you would have if you attended the Meeting in person, including the right to appoint a substitute proxyholder will vote your shares as you specify in section C. If you do not specify how you want your shares voted, the directors named as proxyholders intend to cast the votes represented by proxy at the Meeting as recommended by the board of directors may vote your shares as he or she sees fit on any amendments to these items and on any other items that may properly come before the Meeting or any adjournment.

You have the right to appoint someone other than these four people as your proxyholder. To do this, strike out the four names listed above and print the name of the person you are appointing in the box below. This person does not have to be a shareholder of the Corporation.

B TELL US IF YOU WANT TO RECEIVE FINANCIAL REPORTS

QUARTERLY REPORTS
We will NOT send the Corporation’s quarterly reports to you in 2013 (including Q1-2014), unless you tell us that you want to receive them by checking the box below.

If you do not check the box below or do not return pages 1 and 2 of this proxy form, we will assume that you DO NOT want to receive the Corporation’s quarterly reports in 2013.

Please send me the Corporation’s quarterly reports in 2013

ANNUAL REPORT
By law, we must send you, as a registered shareholder, the Corporation’s annual financial statements and related management’s discussion and analysis (MD&A), unless you tell us that you DO NOT want to receive them by checking the box below.

Please DO NOT send me the Corporation’s annual financial statements and related MD&A

If you check the box above, we will NOT send you the Corporation’s annual financial statements and related MD&A and this instruction will continue from year to year (unless you revoke it).

Please DO send me the Corporation’s annual financial statements and related MD&A

See information sheet on how to sign up to receive these documents electronically.

If you check the box above (thereby revoking prior instructions) or do not return pages 1 and 2 of this proxy form, we will assume that you DO want to receive the Corporation’s annual financial statements and related MD&A.

We will continue to send you the notice of annual general shareholder meeting and management proxy circular and proxy form so you can vote your shares.

Please complete the other side of this proxy form before faxing or mailing. Please send both pages in one fax transmission.

P. 2

C COMPLETE THIS SECTION TO PROVIDE VOTING INSTRUCTIONS

Please check “For”, “Withhold”, “Against” or “Abstain“, as applicable, for each of the following items. Please print in ink. Use a black or blue pen. Mark your vote with an X as shown in this example.

1	ELECTION OF DIRECTORS: THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR ALL NOMINEES. THE PROPOSED NOMINEES ARE:
		FOR	WITHHOLD
1.	B.K. Allen
2.	A. Bérard
3.	R.A. Brenneman
4.	S. Brochu
5.	R.E. Brown
6.	G.A. Cope
7.	D.F. Denison
8.	A.S. Fell
9.	E.C. Lumley
10.	T.C. O’Neill
11.	J. Prentice
12.	R.C. Simmonds
13.	C. Taylor
14.	P.R. Weiss

2	APPOINTMENT OF AUDITORS: THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR THIS ITEM. Deloitte LLP as auditors			FOR	WITHHOLD
3

ADVISORY VOTE ON EXECUTIVE COMPENSATION:
THE BOARD OF DIRECTORS RECOMMENDS VOTING FOR THIS ITEM.

Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the 2013 management proxy circular dated March 7, 2013 delivered in advance of the 2013 annual general meeting of shareholders of BCE.

				FOR	AGAINST
4

SHAREHOLDER PROPOSALS: THE BOARD OF DIRECTORS
RECOMMENDS VOTING AGAINST ALL PROPOSALS.

Please read these shareholder proposals in full in the accompanying 2013 management proxy circular dated March 7, 2013.

			FOR	AGAINST	WITHHOLD
	PROPOSAL No. 1	Equity Ratio
	PROPOSAL No. 2	Critical Mass of Qualified Women on Board of Directors
	PROPOSAL No. 3	Post Executive Compensation Advisory Vote Disclosure
	PROPOSAL No. 4	Risk Management Committee
	PROPOSAL No. 5	Diversity Policies and Initiatives

D PLEASE SIGN THIS PROXY FORM

You must sign this proxy form to ensure that it will be accepted as valid. When you sign this proxy form, you authorize the proxyholder to act and vote your shares on your behalf at the Meeting and any adjournment, and to carry out your voting instructions. If you are an individual shareholder, you or your authorized attorney must sign the proxy form. Your attorney may have to provide proof of your authorization. For shares registered in the name of two or more owners, at least one of the holders must sign to be accepted. For shares registered in the name of a corporation or other legal entity, an authorized officer or attorney must sign. This person may have to provide proof that he or she is authorized to sign.

2013
SIGNATURE If you do not include a date, we will deem it to be the date that we mailed the proxy form to you.	DAY	MONTH	YEAR

Please complete the other side of this proxy form before faxing or mailing. Please send both pages in one fax transmission.